

September 29, 2011

<u>Via E-mail</u>
Robert F. Kuzloski, Esq.
Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road, Pembroke
Bermuda HM 08

> **Re: Transatlantic Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 26, 2011 by Validus Holdings, Ltd. et al.**
> **File No. 001-10545**

Dear Mr. Kuzloski:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We note your response to prior comment 1 regarding the application of Note A of Schedule 14A to your consent statement. We continue to believe that your disclosure regarding nominees to the Transatlantic board of directors involves your proposed merger. As an indication of this, the document contains numerous references to your proposed merger with Transatlantic, and the proposals are explicitly "designed to expedite the acquisition of Transatlantic by Validus." However, under the circumstances, we will not object if you revise your document to include only the information called for by the following provisions of Form S-4:

    *   Item 3(d) – selected financial data
    *   Item 3(e) – pro forma selected financial data
    *   Item 3(f) – comparative columnar historical and pro forma per share data
    *   Item 3(g) – comparative columnar market values
    *   Item 3(i) – regulatory requirements
    *   Item 4(a)(4) – material differences between the rights of security holders

2. We note your response to prior comment 3. Please revise the second sentence in the last full paragraph on page iii so that it does not unequivocally state that the consent solicitation statement is not an offer to tender shares.

Reasons for the Consent Solicitation, page 15

3.   We note your response to prior comment 5 and continue to seek support for the implication on page 15 that the Transatlantic board of directors acted in bad faith in "having asserted barriers" to a deal with Validus, particularly in light of recent rulings by the Delaware Court of Chancery and Transatlantic's own actions following termination of the Allied World acquisition agreement. Please revise this statement, or provide factual support beyond the board's mere decision not to enter in a confidentiality agreement. That action, on its face, does not appear to demonstrate bad faith.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Todd E. Freed, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP